March 19, 2026

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Gilmore and Kevin Woody

Re: Kulicke and Soffa Industries, Inc.
Form 10-Q for the Quarter ended January 3, 2026
Filed February 5, 2026
File No. 000-00121
Dear Melissa Gilmore and Kevin Woody:
We are writing in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 9, 2026, to Lester Wong, Interim Chief Executive Officer and Chief Financial Officer of Kulicke and Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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Form 10-Q for the Quarter ended January 3, 2026
Notes to Consolidated Financial Statements

Note 15: Segment Information, page 22

1.We note your table including operating information by segment which includes a negative selling, general, and administrative amount for advanced solutions for the three months ended December 28, 2024. Please revise to include a note explaining the credit balance components in this amount.

Response:
The Company acknowledges the Staff’s comment. The negative selling, general and administrative (“SG&A”) amount for the Advanced Solutions segment for the three months ended December 28, 2024 primarily reflects income recognized during that period, including gains and reimbursements associated with the cessation of business as a result of the cancellation of a prior project, previously referred to as Project W (the "Project"). This was previously disclosed in Note 17: Cessation of Business in the Company's Annual Report on Form 10-K for the fiscal year ended October 4, 2025.
In response to the Staff’s comment, the Company will revise its future filings to include an explanatory note to the segment operating information table to clarify the credit balance components included in SG&A for the applicable reportable segment against the reporting and comparative periods.
The following is the explanatory note disclosure that the Company proposes to incorporate in future filings:
"The credit balance for the Advanced Solutions segment is primarily due to a $71.1 million reimbursement for certain costs and expenses as a result of the cancellation of the Project, a $1.7 million gain from a supplier settlement, and partially offset by $3.5 million of selling, general and administrative expenses."

2.We note that you discuss your results of operations on a segment basis in terms of net revenue and gross profit margin. Please explain to us what consideration you gave to discussing the change in segment income from operations, your segment profitability measure disclosed in the notes to the financial statements, as part of your MD&A discussion. Refer to guidance in Item 303(b) of Regulation S-K.

Response:
The Company considered the requirements of Item 303(b) of Regulation S-K in preparing its MD&A for the quarterly period ended January 3, 2026, including whether to separately discuss changes in segment income from operations, which is the primary segment profitability measure reviewed by the Chief Operating Decision Maker (“CODM”) and disclosed in Note 15 to the consolidated condensed financial statements.
As disclosed in Note 15, the CODM evaluates performance and allocates resources primarily based on income from operations, and the CODM is regularly provided with segment-level revenue, cost of sales, selling, general and administrative (“SG&A”) expense, and research and development (“R&D”) expense in evaluating segment performance and allocating resources. This is reflected in the Company’s segment footnote disclosures, including the enhanced disclosures in accordance with ASU 2023-07. In preparing the MD&A, management focused on explaining the underlying economic drivers of period-to-period changes in results of operations, including changes in segment revenue, segment gross profit margins, and material operating expense drivers.

Management determined that changes in segment income from operations were primarily driven by the same factors discussed in the MD&A, namely, changes in segment revenue volumes and mix (customer and/or price mix) and segment gross profit margins. With respect to operating expenses, these are largely driven by workforce‑related and R&D costs, which generally do not result in significant period‑to‑period fluctuations in income from operations. In certain periods, non-recurring items — such as restructuring charges, impairment charges, or one-time income items — may affect segment results; where applicable, such items are discussed in the relevant operating expense sections of the MD&A on a consolidated basis.
While the Company did not include a separate, stand-alone discussion of changes in segment income from operations in the filing, management believes that the existing MD&A discussion provides the reader with sufficient information to understand the principal drivers of changes in each segment's operating results. Notwithstanding the above, in response to the Staff’s comment, the Company will enhance future MD&A disclosures to more explicitly link changes in segment income from operations to the key drivers discussed in MD&A, where not otherwise apparent, in order to provide additional transparency and clarity. Specifically, the Company will expand the income from operations discussion in future filings to address any material fluctuations in a particular segment's income from operations that are not otherwise explained by the revenue and gross profit margin discussions.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 31

3.We note your discussion of the changes in net revenue period to period were due to several factors. When more than one factor is responsible for the change in an income statement line item, please quantify, where possible, each of the contributing factors, including any offsetting amounts. Revise your future filings to quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components. Ensure these changes are made throughout your MD&A discussion in all of your filings for each line item, as applicable.

Response:
The Company acknowledges the Staff’s comment and the guidance in Item 303(b) of Regulation S-K. In preparing the MD&A, the Company identified multiple factors contributing to period-to-period changes in net revenue and other income statement line items, including changes in volume, product and customer mix, pricing, and other factors.
In response to the Staff’s comment, the Company will revise its future filings to quantify, where possible, the impact of each material contributing factor, including any offsetting factors, in dollars and/or percentages, and to expand its discussion of the underlying reasons driving these changes. The Company will apply this enhanced level of quantification and transparency consistently throughout its MD&A discussion for all material income statement line items, as applicable.

The Company provides the following illustrative example of the disclosure for changes in net revenue period to period which it will include in its future filings.
"For the three months ended January 3, 2026, Advanced Solutions net revenue decreased by $10.9 million, or 38.9%, as compared to the prior year period. This decrease was primarily driven by an approximately $15.1 million decline attributable to a lower volume of customer purchases in the LED product line, which is reported within the Automotive & Industrial end market. This decrease was partially offset by an approximately $4.2 million increase driven by higher customer purchase volumes in the general semiconductor end market."

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    If you have any questions relating to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lester Wong

Lester Wong
Executive Vice President, Interim Chief Executive Officer and Chief Financial Officer
Kulicke and Soffa Industries, Inc.